Chapman and Cutler LLP

320 South Canal Street, 27th Floor

Chicago, Illinois 60606

June 3, 2022

Via EDGAR Filing

Mr. Michael A. Rosenberg

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Guggenheim Defined Portfolios, Series 2232

Income & Treasury Limited Duration Portfolio of Funds, Series 72

File Nos. 333-264401 and 811-03763

Dear Mr. Rosenberg:

           This letter responds to the comments given during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 2232, filed on April 21, 2022, with the Securities and Exchange Commission. The registration statement proposes to offer the Income & Treasury Limited Duration Portfolio of Funds, Series 72 (the “trust”).

PROSPECTUS

Investment Summary — Principal Investment Strategy

           1.       In the Principal Investment Strategy it states, “[t]he sponsor selects Closed-End Funds that hold securities that have durations of five years or less, however, the average duration of the securities held by the Closed-End Funds may be longer at any time depending on market conditions.” Please explain how a portfolio of securities, each with a duration of less than five years, could have an average duration of longer than five years.

           Response: In response to this comment, the referenced language has been amended to state, “The sponsor seeks to select Closed-End Funds that hold securities that have durations of five years or less, however, certain Closed-End Funds held by the trust may hold securities that have durations greater than five years.”

           2.       Please state that high-yield securities are considered to be primarily speculative with respect to the issuer’s ability to make principal and interest payments.

           Response: In response to this comment, in the eighth bullet of the second paragraph under the “Principal Investment Strategies” section the following will be added: “, which are considered to be primarily speculative with respect to the issuer’s ability to make principal and interest payments”

Investment Summary —Risks

           3.       Please disclose the risks associated with investments in foreign government bonds, including those issued by governments located in emerging markets in the principal risks section.

           Response: In response to this comment, if the trust holds a closed-end fund that invests principally in foreign securities, including securities issued by emerging market issuers, the trust will add the corresponding risk disclosures to the appropriate risk section(s).

           We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler LLP

By /s/ Morrison C. Warren
Morrison C. Warren